

December 15, 2010

Via U.S. Mail and Facsimile to 1-310-376-5650

Robert Greenberg, Chief Executive Officer
Skechers USA, Inc.
228 Manhattan Beach Boulevard
Manhattan Beach, CA 90266

>    **Re:    Skechers USA, Inc.**
>    **Form 10-K for the Fiscal Year Ended December 31, 2009**
>    **Filed March 5, 2010**
>    **Form 10-Q for the Quarterly Period Ended September 30, 2010**
>    **Filed November 9, 2010**
>    **Form 10-Q for the Quarterly Period Ended March 31, 2010**
>    **Filed May 10, 2010 and Amended on November 16, 2010**
>    **File No. 001-14429**

Dear Mr. Greenberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

1. We note on page 21 that the decrease in your operating cash flows for the nine months ended September 30, 2010 was primarily the result of increased inventory levels due to customer order cancellations. Please expand your discussion to provide a quantified analysis of the impact on current periods and the expected impact on future operations from the order cancellations. In addition, please discuss other known material trends and uncertainties affecting future sales to these customers and your ability to recover your

inventory in light of changing fashion trends, consumer demand for products and other market factors. Your analysis should also address the impact the increased inventory amounts will have on your on gross margins so an investor can ascertain the likelihood that past performance is indicative of future performance. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Exhibits

2. We note your supplemental response dated June 14, 2010 and the statement that you would re-file appendix 6 to Exhibit 10.4 to include all of the previously un-filed appendices to appendix 6. It appears that they were not filed. Please advise us why you believe they are not material or confirm that you will file them with your next periodic report.

You may contact Raquel Howard at (202) 551-3291 or Ryan C. Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services